SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 20, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Announcement of LM Ericsson Telephone Company, dated October 20, 2008 regarding “Ericsson reports strong third quarter results.”

THIRD QUARTER REPORT

October 20, 2008

Ericsson reports strong third quarter results

•         Sales SEK 49.2 (43.5) b., 13% growth, SEK 141.9 (133.3) b. first nine months

•         Operating income SEK 5.7 (5.6) b., excl. restructuring charges of SEK 2.0 b1)., SEK 14.72) (23.0) b. first nine months, excl. restructuring charges of SEK 4.6 b.1)

•         Operating margin 11.5% (12.9%), excl. restructuring charges, 10.3%2) (17.3%) first nine months, excl. restructuring charges

•         Cash flow SEK 3.8 (-1.6) b., SEK 17.0 (7.2) b. first nine months

•         Net income3) SEK 2.8 (4.0) b., SEK 7.42) (16.2) b. first nine months

•         Earnings per share3) SEK 0.89 (1.25) 4), SEK 2.322) (5.10) 4) first nine months

1)      The restructuring charges include SEK 0.2 b in Sony Ericsson

2)      Includes a capital gain of SEK 0.2 b. from divested enterprise PBX operations in Q208

3)      Attributable to stockholders of the Parent Company, excluding minority interests

4)      A reverse split 1:5 was made in June 2008. Comparable figures restated accordingly

CEO COMMENTS
SALES BY QUARTER 2007 AND 2008 (SEK B)

“During the quarter, sales grew by 13% with strong development in all regions except Western Europe,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Gross margin increased year-over-year and was stable sequentially. We are seeing initial positive effects from our ongoing cost adjustments. Our financial position is strong with healthy net cash and high payment readiness.

Our business in the quarter has not been impacted by the financial turmoil. Our customers are generally financially strong. In addition, networks are loaded and traffic shows strong increase. In the present financial turmoil, it is however hard to predict how operators will act and to what extent consumer telecom spending will be affected.

In this environment, we continue to adjust our cost base. Our cost adjustment program is running according to plan. The charges we announced earlier have now been exceeded. However, given the present market conditions, we will continue with cost adjustment activities in the fourth quarter, although at a slightly lower pace.

We have a positive longer-term view for our industry, however, as we look into 2009, we continue to plan for a flattish market, and we have measures in place also for tougher conditions,” said Carl-Henric Svanberg.

1

THIRD QUARTER REPORT

October 20, 2008

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Third quarter				Second quarter			Nine months
SEK b.	20081)		2007	Change	20081)		Change	20081)		2007	Change
Net sales	49.2		43.5	13%	48.5		1%	141.9		133.3	6%
Gross margin	37.0%		35.6%	—	37.0%		—	37.5%		40.6%	—
EBITDA margin	15.3%		17.4%	—	14.9%		—	15.0%		21.8%	—
Operating income	5.7		5.6	1%	4.7		20%	14.7		23.0	-36%
Operating margin	11.5%		12.9%	—	9.7%		—	10.3%		17.3%	—
Operating margin excl Sony Ericsson	11.5%		9.0%	—	9.7%		—	9.7%		13.7%	—
Income after financial items	6.2		5.6	10%	4.7		31%	15.3		23.1	-34%
Net income 3)	2.8	2)	4.0	-28%	1.9	2)	50%	7.4	2)	16.2	-54%
EPS, SEK 3) 4)	0.89	2)	1.25	-29%	0.60	2)	48%	2.32	2)	5.10	-55%
Cash flow from operating activities	3.8		-1.6	—	8.5		—	17.0		7.2	—
Cash flow excl. Sony Ericsson	2.4		-3.0	—	8.5		—	13.4		3.2	—

1)	Excluding restructuring charges of SEK 2.0 b.in the third quarter 2008, SEK 1.8 b. in the second quarter and SEK 0.8 b. in the first quarter
2)	Including restructuring charges
3)	Attributable to stockholders of the Parent Company, excluding minority interests
4)	A reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly

Sales were up 13% year-over-year, mainly driven by healthy growth in Networks across all regions except Western Europe. In constant currencies, growth amounted to some 17%. Acquisitions and divestitures had a limited net effect.

Gross margin, excluding restructuring charges, amounted to 37.0% (35.6%) and was stable sequentially. The year-over-year improvement reflects a better business mix outside Western Europe and improved margins in Professional Services.

Operating expenses, excluding restructuring charges, amounted to SEK 12.9 (12.0) b. in the quarter. Operating expenses decreased sequentially affected by seasonality and some initial effects of the cost adjustments.

Operating income, excluding restructuring charges, amounted to SEK 5.7 (5.6) b. in the quarter. Sony Ericsson showed a small profit, excluding restructuring charges. Excluding Sony Ericsson, Group operating margin improved year-over-year to 11.5% (9.0%).

Financial net amounted to SEK 0.5 (-0.1) b. with positive effects from foreign exchange as well as interest rates.

Cash flow from operating activities reached SEK 3.8 (-1.6) b. in the quarter, including a dividend of SEK 1.4 b. from Sony Ericsson. The increase in working capital reflects the strong sales and customary build-up of inventories ahead of the fourth quarter. The cash conversion rate year-to-date amounted to 102% (30%).

Cash flow from investing activities was SEK -5.5 (-3.6) b. in the quarter of which SEK -4.6 b are related to increased short-term investments.

THIRD QUARTER REPORT

October 20, 2008

Balance sheet and other performance indicators

SEK b.	Nine months 2008		Six months 2008		Three months 2008		Full year 2007
Net cash	30.2		27.9		28.3		24.3
Interest-bearing provisions and post-employment benefits	35.4		29.2		32.0		33.4
Trade receivables	62.6		56.7		56.4		60.5
Days sales outstanding	115		107		110		102
Inventory	29.7		26.6		24.5		22.5
Of which work in progress	18.4		16.3		13.8		12.5
Inventory turnover	4.5	1)	4.7	1)	4.6	1)	5.2
Payable days	57		56		57		57
Customer financing, net	2.2		2.4		2.7		3.4
Return on capital employed	13	%1)	12	%1)	12	%1)	21%
Equity ratio	52%		55%		56%		55%

1) Excluding restructuring costs

The net cash position increased sequentially to SEK 30.2 (27.9) b. Cash, cash equivalents and short-term investments amounted to SEK 65.6 (57.1) b. This includes effects from a seven-year loan of SEK 4.0 b. with the European Investment Bank to support the development of LTE in Sweden. Of a total debt position of SEK 27.6 b., SEK 5.0 b. matures in the next twelve months.

During the quarter, approximately SEK 1.6 b. of provisions were utilized related to warranty and project commitments and other items, of which SEK 0.3 b. were related to restructuring. Additions of SEK 3.4 b. were made, of which SEK 1.5 b. related to restructuring. Reversals of SEK 0.1 b. were made. The net impact on operating income, excluding restructuring charges, was negative by SEK 1.9 b.

Days sales outstanding increased in the quarter to 115 days due to high business activity, especially in high-growth markets where payment terms are longer. Inventory increased due to customary fourth quarter build-up.

Cost reductions

In February 2008, a cost reduction plan of SEK 4 b. in annual savings was announced, including estimated charges of the same size. In the quarter, charges of SEK 1.8 b. have been recognized of which SEK 1.5 have been added to provisions. Year-to-date, charges of SEK 4.4 b. have been recognized of which SEK 3.1 b. have been added to provisions. The cost reductions should have full effect from 2009.

Further charges will be taken in the fourth quarter with expected annual savings increasing accordingly. Ericsson’s share in Sony Ericsson’s restructuring charges were SEK 0.2 b. in the quarter.

Restructuring charges Isolated quarters, SEK b.	2008
	Accumulated	Q3	Q2	Q1
Cost of sales	-1.4	-0.6	-0.6	-0.2
Research and development expenses	-2.0	-0.3	-1.1	-0.6
Selling and administrative expenses	-1.0	-0.9	-0.1	-0.0
Share in Sony Ericsson	-0.2	-0.2	—	—
Total	-4.6	-2.0	-1.8	-0.8

THIRD QUARTER REPORT

October 20, 2008

SEGMENT RESULTS

	Third quarter			Second quarter			Nine months
SEK b.	20081)	2007	Change	20081)		Change	20081) 2)		2007	Change
Networks sales	33.0	28.5	16%	33.3		-1%	96.3		91.5	5%
Of which network rollout	4.7	4.0	17%	4.8		-2%	14.0		12.1	16%
Operating margin	11%	8%	—	10%		—	10%		15%	—
EBITDA margin	15%	13%	—	15%		—	15%		20%	—
Professional Services sales	11.8	11.0	7%	11.0		7%	32.8		30.8	7%
Of which managed services	3.5	3.4	3%	3.4		1%	10.0		8.9	13%
Operating margin	16%	15%	—	14%		—	15%		15%	—
EBITDA margin	19%	17%	—	16%		—	17%		16%	—
Multimedia sales	4.4	4.0	10%	4.2		5%	12.8		11.0	16%
Operating margin	3%	1%	—	-1%		—	-3%		3%	—
EBITDA margin	12%	6%	—	13	%3)	—	7	%3)	7%	—
Total sales	49.2	43.5	13%	48.5		1%	141.9		133.3	6%

1)	Excluding restructuring costs
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia
3)	Affected by SEK 0.2 b. due to changed allocation of capitalized development expenses

Networks

SEGMENT SALES BY QUARTER 2007 AND 2008 (SEK B)

Sales in Networks were up 16% year-over-year and 5% year-to-date. Network rollout services grew in line with equipment sales. Build-out of new networks as well as network expansions across all markets except Western Europe continues with particularly strong growth in India, Indonesia, Russia and Brazil,. Margins improved sequentially as well as year-over-year due to improved business mix and lower operating expenses.

Redback shows strong sales growth as a result of increased international sales while sales in the US were down.
Professional Services

Sales in Professional Services grew by 7% both year-over-year as well as year-to-date. Adjusted for the transfer of IPX and local currencies, sales growth amounted to 11% year-to-date. Operating margin improved sequentially, as a result of efficiency gains and a lower proportion of new managed services contracts in early phase.

Compared to a strong third quarter 2007, managed services sales increased year-over-year by 3% and by 13% year-to-date. During the quarter, six new contracts were signed. The total number of subscribers in managed operations now amount to 225 million, of which 60% are in high-growth markets.

Multimedia
Sales growth was 10% year-over-year and 16% year-to-date. Organic growth, excluding acquisitions and divestitures, amounted to 23% year-over-year. Revenue management, including LHS, and Tandberg Television showed particularly strong development.
Operating margin showed an encouraging improvement and reached 3% in the quarter. Multimedia is still in its build-up phase and sales and results will fluctuate between quarters.

Sony Ericsson Mobile Communications

THIRD QUARTER REPORT

October 20, 2008

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Third quarter			Second quarter		Nine months
EUR m.	2008	2007	Change	2008	Change	2008	2007	Change
Number of units shipped (m.)	25.7	25.9	-1%	24.4	6%	72.5	72.6	0%
Average selling price (EUR)	109	120	-9%	116	-6%	115	126	-9%
Net sales	2,808	3,108	-10%	2,820	0%	8,330	9,145	-9%
Gross margin	22%	31%	—	23%	—	25%	30%	—
Operating margin	-1%	13%	—	0%	—	2%	12%	—
Income before taxes	-23	384	—	8	—	179	1,073	—
Income before taxes, excl restructuring charges	12	384	—	19	—	225	1,073	—
Net income	-25	267	—	6	—	114	741	—

Units shipped in the quarter were 25.7 million, a sequential increase, but a year-on-year decrease. Sales for the quarter were EUR 2,808 million, a decrease of 10% compared to the third quarter 2007. Gross margin decreased year-on-year as well as sequentially due to continued price pressure at a time of adverse cost trends in the supplier base. New products launched, such as the C902 Cyber-shot™ camera phone, have been well received. Income before taxes for the quarter was EUR 12 (384) million, excluding restructuring charges of EUR 35 million.

The target to reduce operating expenses by EUR 300 million annually by the end of the second quarter 2009 remains, with the full effects expected to appear in the second half of 2009. The plans are progressing in line with expectations.

Ericsson’s share in Sony Ericsson’s income before tax, excluding restructuring charges, was SEK 0.1 (1.7) b. in the quarter.

THIRD QUARTER REPORT

October 20, 2008

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2008	2007	Change	2008	Change	2008	2007	Change
Western Europe	11.6	12.3	-6%	12.1	-4%	35.4	37.3	-5%
Central and Eastern Europe, Middle East and Africa	13.1	12.0	9%	11.2	16%	35.4	34.4	3%
Asia Pacific	14.1	12.0	17%	15.8	-11%	42.8	40.9	5%
Latin America	6.1	4.2	43%	5.0	23%	15.2	11.6	31%
North America	4.3	3.0	44%	4.4	-2%	13.0	9.1	43%

Sales in Western Europe declined by 6% year-over-year and is down 5% year-to-date. Spain, Italy and UK were particularly slow while Germany and the Nordic region showed good development. 3G accelerates while spending on GSM is decreasing.

REGIONAL SALES BY QUARTER 2007 AND 2008 (SEK B)	Sales in Central and Eastern Europe, Middle East and Africa increased 9% year-over-year and by 3% year-to-date. The business activity is increasing throughout the region. Russia and Africa showed particularly good development. Roll out of 2G network coverage in rural areas and deployments of 3G in urban areas characterize the region.

Asia Pacific sales were up 17% year-over-year and 5% year-to-date. The business activity is generally high in the region although there are uncertainties in some countries. India and Indonesia showed particularly strong growth with major new network rollouts. Japan was up strongly after a temporary slow down. China was down sequentially, reflecting the temporary effects of the Beijing Olympics.

Latin American sales were up 43% year-over-year and 31% year-to-date. The development was particularly strong in Brazil, presently leading the rollout of mobile broadband in the region. Mexico and Central America also contributed to the positive development. Professional Services show positive development throughout the region.

North American sales were up 44% year-over-year and 43% year-to-date with sales stabilizing on a higher level. The positive development is a result of the continued build-out and expansion of mobile broadband. Smart phones and other new devices as well as broadband-connected laptops are generating demand for fast and efficient networks.

THIRD QUARTER REPORT

October 20, 2008

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates.

We believe that the fundamentals for longer-term positive development for our industry are solid. The need for communication continues to grow and plays a vital role for the development for a prosperous society. Ericsson is well positioned to lead this development.

The demand for broadband is strong. We expect traffic in mobile and fixed networks to increase tenfold in the next five years mainly driven by internet applications and the introduction of interactive HD-TV. Data traffic in WCDMA networks measured by Ericsson is now four times the volume of voice versus close to three times in the previous quarter. With major 3G rollouts in Brazil, Russia, China, India and Africa, consumers across the world will soon benefit from broadband services and connection to Internet.

Mobile subscriptions grew by some 178 million in the quarter to a total of 3.8 billion. 260 million are WCDMA subscriptions, up by 24 million in the third quarter. There are 239 WCDMA networks in 101 countries, of which 221 networks are upgraded to HSPA. In the twelve-month period ending June 30, 2008, fixed broadband connections grew by 21% to more than 370 million.

PLANNING ASSUMPTIONS

For 2008 we have found it prudent to plan for a flattish global mobile infrastructure market and for good growth of the professional services market.

The major macro economic trends are negative but the present financial turmoil has so far no impact on Ericsson’s business. Operators are generally financially sound, networks are loaded and traffic shows strong growth. In the present financial environment, it is however hard to predict how operators will act and to what extent consumer telecom spending will be affected.

In this environment, as we look into 2009, we find it prudent to plan for a flattish development in the global mobile infrastructure market and good growth in the professional services market.

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 4.1 (2.5) b. and income after financial items was SEK 17.6 (13.2) b. During the quarter, dividends to the Parent Company have impacted financial net with SEK 8.9 (1.8) b.

Major changes in the Parent Company’s financial position for the nine-month period include decreased current and non-current receivables from subsidiaries of SEK 9.0 b. and increased cash and bank and short-term investments of SEK 11.1 b. Current and non-current liabilities to subsidiaries decreased by SEK 9.5 b. and other current liabilities increased by SEK 3.7 b. As per September 30, 2008, cash and bank and short-term investments amounted to SEK 56.7 (45.6) b.

Major transactions and balances with related parties include the following with Sony Ericsson Mobile Communications: revenues of SEK 1.4 (1.8) b.; receivables of SEK 0.5 (0.9) b.; dividend of SEK 3.6 (3.9) b.

In the third quarter, as decided by the Annual General Meeting 2008, a stock issue and a subsequent stock repurchase of 19,900,000 shares was carried out related to Ericsson´s Long-Term Variable Compensation Program (LTV) 2008. In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,061,485 shares

THIRD QUARTER REPORT

October 20, 2008

from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2008, was 62,237,216 shares of Class B.

OTHER INFORMATION

Joint venture Ericsson Mobile Platforms and ST-NXP Wireless

On August 20, Ericsson and STMicroelectronics announced an agreement to merge Ericsson Mobile Platforms and ST-NXP Wireless into a joint venture. The 50/50 joint venture will have the industry’s strongest product offering in semiconductors and platforms for mobile applications. Regulatory approvals are still pending.

Change in number of total shares and votes

On August 29, Ericsson changed the total number of shares and votes due to the issue of shares to expand the treasury stock as part of the financing of Ericsson’s long-term variable compensation program.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2007. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: potential negative effects due to the present serious turmoil in the financial markets on operators’ willingness to invest in network development, for example due to lack of borrowing facilities, or increased pressure on us to provide financing; unfavorable product mix in the Networks segment with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate; variability in the seasonality could make it more difficult to forecast future sales; effects of the ongoing industry consolidation among the Company’s customers as well as between our largest competitors, e.g. intensified price competition; changes in foreign exchange rates, in particular USD and EUR; fluctuations in interest rates and the potential effect on operators’ willingness to invest in network development; and continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2007, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, October 20, 2008

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: January 29, 2009

THIRD QUARTER REPORT

October 20, 2008

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to September 30, 2008, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 20, 2008

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2008/9month08-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), October 20.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Video material will be made available during the day on www.ericsson.com/broadcast_room

THIRD QUARTER REPORT

October 20, 2008

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors	Media

Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Media Relations
Phone: +46 8 719 0000	Phone: +46 8 719 9725, +46 730 244 872
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson,	Ola Rembe, Vice President,
Investor Relations	Phone: +46 8 719 9727, +46 730 244 873
Phone: +46 8 719 4631	E-mail: press.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Andreas Hedemyr,
Investor Relations
Phone: +46 8 404 37 48
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 8 719 00 00 www.ericsson.com

THIRD QUARTER REPORT

October 20, 2008

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 06.45 CET, on October 20, 2008.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

THIRD QUARTER REPORT

October 20, 2008

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

THIRD QUARTER REPORT

October 20, 2008

Consolidated Income Statement

	Jul - Sep			Jan - Sep
SEK million	2008	2007	Change	2008	2007	Change
Net sales	49,198	43,545	13%	141,905	133,320	6%
Cost of sales	-31,577	-28,050	13%	-90,139	-79,250	14%

Gross income	17,621	15,495	14%	51,766	54,070	-4%
Gross margin %	35.8%	35.6%		36.5%	40.6%

Research and development expenses	-7,859	-7,229	9%	-25,357	-20,890	21%
Selling and administrative expenses	-6,304	-4,783	32%	-18,681	-15,961	17%

Operating expenses	-14,163	-12,012		-44,038	-36,851

Other operating income and expenses	332	402	-17%	1,475	953	55%
Share in earnings of JV and associated companies	-131	1,751	-107%	842	4,870	-83%

Operating income	3,659	5,636	-35%	10,045	23,042	-56%
Operating margin %	7.4%	12.9%		7.1%	17.3%

Financial income	1,099	389		2,267	1,268
Financial expenses	-618	-442		-1,602	-1,178

Income after financial items	4,140	5,583	-26%	10,710	23,132	-54%

Taxes	-1,202	-1,629		-3,107	-6,820

Net income	2,938	3,954	-26%	7,603	16,312	-53%

Net income attributable to:
Stockholders of the Parent Company	2,842	3,970		7,388	16,194
Minority interests	96	-16		215	118

Other information
Average number of shares, basic (million) 1)	3,184	3,179		3,182	3,178
Earnings per share, basic (SEK) 1) 2)	0.89	1.25		2.32	5.10
Earnings per share, diluted (SEK) 1) 2)	0.89	1.24		2.31	5.07

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

THIRD QUARTER REPORT

October 20, 2008

Consolidated Balance Sheet

SEK million	Sep 30 2008	Jun 30 2008	Dec 31 2007
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,675	2,693	3,661
Goodwill	23,026	21,140	22,826
Intellectual property rights, brands and other intangible assets	21,411	21,519	23,958

Property, plant and equipment	9,571	9,288	9,304

Financial assets
Equity in JV and associated companies	8,251	9,160	10,903
Other investments in shares and participations	1,582	1,625	738
Customer financing, non-current	533	508	1,012
Other financial assets, non-current	2,640	2,412	2,918

Deferred tax assets	14,045	12,799	11,690

	83,734	81,144	87,010

Current assets
Inventories	29,687	26,580	22,475

Trade receivables	62,624	56,696	60,492
Customer financing, current	1,670	1,842	2,362
Other current receivables	20,057	14,998	15,062

Short-term investments	31,906	26,411	29,406
Cash and cash equivalents	33,702	30,695	28,310

	179,646	157,222	158,107

Total assets	263,380	238,366	245,117

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	135,014	129,228	134,112
Minority interests in equity of subsidiaries	989	977	940

	136,003	130,205	135,052

Non-current liabilities
Post-employment benefits	7,807	7,155	6,188
Provisions, non-current	287	311	368
Deferred tax liabilities	2,620	2,420	2,799
Borrowings, non-current	22,568	17,806	21,320
Other non-current liabilities	1,680	1,866	1,714

	34,962	29,558	32,389

Current liabilities
Provisions, current	12,708	10,795	9,358
Borrowings, current	5,028	4,217	5,896
Trade payables	20,273	18,297	17,427
Other current liabilities	54,406	45,294	44,995

	92,415	78,603	77,676

Total equity and liabilities	263,380	238,366	245,117

Of which interest-bearing liabilities and post-employment benefits	35,403	29,178	33,404

Net cash	30,205	27,928	24,312

Assets pledged as collateral	434	303	1,999
Contingent liabilities	874	1,104	1,182

THIRD QUARTER REPORT

October 20, 2008

Consolidated Statement of Cash Flows

	Jul - Sep		Jan - Sep		Jan - Dec 2007
SEK million	2008	2007	2008	2007
Operating activities
Net income	2,938	3,954	7,603	16,312	22,135
Adjustments to reconcile net income to cash
Taxes	-343	-65	-933	1,070	1,119
Earnings/dividends in JV and associated companies	909	209	2,604	620	-1,413
Depreciation, amortization and impairment losses	1,872	1,953	6,615	5,956	8,363
Other	1,257	63	837	-68	-897

	6,633	6,114	16,726	23,890	29,307

Changes in operating net assets
Inventories	-1,878	-1,563	-6,695	-3,846	-445
Customer financing, current and non-current	137	-76	1,168	-102	365
Trade receivables	-3,776	-2,443	-1,850	-4,519	-7,467
Provisions and post-employment benefits	1,620	-824	3,158	-3,390	-4,401
Other operating assets and liabilities, net	1,027	-2,813	4,530	-4,842	1,851

	-2,870	-7,719	311	-16,699	-10,097

Cash flow from operating activities	3,763	-1,605	17,037	7,191	19,210

Investing activities
Investments in property, plant and equipment	-997	-871	-2,836	-2,663	-4,319
Sales of property, plant and equipment	428	13	745	90	152
Acquisitions/divestments of subsidiaries and other operations, net	114	-2,444	723	-26,404	-26,208
Product development	-261	-237	-1,016	-694	-1,053
Other investing activities	-156	-92	60	-208	396
Short-term investments	-4,606	67	-1,939	9,244	3,499

Cash flow from investing activities	-5,478	-3,564	-4,263	-20,635	-27,533

Cash flow before financing activities	-1,715	-5,169	12,774	-13,444	-8,323

Financing activities
Dividends paid	-188	-177	-8,202	-8,125	-8,132
Other financing activities	4,783	241	176	12,136	14,390

Cash flow from financing activities	4,595	64	-8,026	4,011	6,258

Effect of exchange rate changes on cash	127	171	644	91	406

Net change in cash	3,007	-4,934	5,392	-9,342	-1,659

Cash and cash equivalents, beginning of period	30,695	25,561	28,310	29,969	29,969

Cash and cash equivalents, end of period	33,702	20,627	33,702	20,627	28,310

THIRD QUARTER REPORT

October 20, 2008

Consolidated Statement of Recognized Income and Expense

SEK million	Jan - Sep 2008	Jan - Sep 2007	Jan - Dec 2007
Income and expense recognized directly in equity
Actuarial gains and losses related to pensions	-1,731	1,257	1,208

Revaluation of other investments in shares and participations
Fair value measurement reported in equity	930	—	2

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	-1,130	428	584
Transferred to income statement for the period	-1,076	-648	-1,390

Changes in cumulative translation adjustments	2,922	-7	-797
Tax on items reported directly in/or transferred from equity	1,180	-292	-73

Total transactions reported directly in equity	1,095	738	-466
Net income	7,603	16,312	22,135

Total income and expense recognized for the period	8,698	17,050	21,669

Attributable to:
Stockholders of the Parent Company	8,381	16,949	21,371
Minority interest	317	101	298

Other changes in equity:
Stock issue, net	100	—	—
Sale of own shares	-20	46	62
Stock Purchase- and Stock Option Plans	395	346	509
Dividends paid
Stockholders of the Parent Company	-7,954	-7,943	-7,943
Minority interest	-248	-182	-189
Business combinations
Minority interest	-20	-38	49

THIRD QUARTER REPORT

October 20, 2008

Consolidated Income Statement – Isolated Quarters

	2008			2007
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	49,198	48,532	44,175	54,460	43,545	47,619	42,156
Cost of sales	-31,577	-31,206	-27,356	-34,809	-28,050	-27,166	-24,034

Gross income	17,621	17,326	16,819	19,651	15,495	20,453	18,122
Gross margin %	35.8%	35.7%	38.1%	36.1%	35.6%	43.0%	43.0%

Research and development expenses	-7,859	-8,932	-8,566	-7,952	-7,229	-7,208	-6,453
Selling and administrative expenses	-6,304	-6,271	-6,106	-7,238	-4,783	-5,856	-5,322

Operating expenses	-14,163	-15,203	-14,672	-15,190	-12,012	-13,064	-11,775

Other operating income and expenses	332	704	439	781	402	389	162
Share in earnings of JV and associated companies	-131	62	911	2,362	1,751	1,477	1,642

Operating income	3,659	2,889	3,497	7,604	5,636	9,255	8,151
Operating margin %	7.4%	6.0%	7.9%	14.0%	12.9%	19.4%	19.3%

Financial income	1,099	503	665	510	389	322	556
Financial expenses	-618	-511	-473	-517	-442	-292	-443

Income after financial items	4,140	2,881	3,689	7,597	5,583	9,285	8,264

Taxes	-1,202	-835	-1,070	-1,774	-1,629	-2,776	-2,415

Net income	2,938	2,046	2,619	5,823	3,954	6,509	5,849

Net income attributable to:
Stockholders of the Parent Company	2,842	1,901	2,645	5,642	3,970	6,409	5,815
Minority interests	96	145	-26	181	-16	100	34

Other information
Average number of shares, basic (million) 1)	3,184	3,183	3,181	3,179	3,179	3,178	3,177
Earnings per share, basic (SEK) 1) 2)	0.89	0.60	0.83	1.77	1.25	2.02	1.83
Earnings per share, diluted (SEK) 1) 2)	0.89	0.59	0.83	1.77	1.24	2.01	1.79

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

THIRD QUARTER REPORT

October 20, 2008

Consolidated Statement of Cash Flows – Isolated Quarters

	2008			2007
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	2,938	2,046	2,619	5,823	3,954	6,509	5,849
Adjustments to reconcile net income to cash
Taxes	-343	-278	-311	49	-65	1,424	-289
Earnings/dividends in JV and associated companies	909	-41	1,736	-2,033	209	1,915	-1,504
Depreciation, amortization and impairment losses	1,872	2,529	2,214	2,407	1,953	2,140	1,863
Other	1,257	169	-589	-829	63	33	-164

	6,633	4,425	5,669	5,417	6,114	12,021	5,755

Changes in operating net assets
Inventories	-1,878	-1,906	-2,912	3,401	-1,563	-496	-1,787
Customer financing, current and non-current	137	371	660	467	-76	94	-120
Trade receivables	-3,776	-356	2,282	-2,948	-2,443	-2,276	200
Provisions and post-employment benefits	1,620	967	571	-1,011	-824	-507	-2,059
Other operating assets and liabilities, net	1,027	5,043	-1,540	6,693	-2,813	-4,616	2,587

	-2,870	4,119	-939	6,602	-7,719	-7,801	-1,179

Cash flow from operating activities	3,763	8,544	4,730	12,019	-1,605	4,220	4,576

Investing activities
Investments in property, plant and equipment	-997	-893	-946	-1,656	-871	-1,024	-768
Sales of property, plant and equipment	428	108	209	62	13	38	39
Acquisitions/divestments of subsidiaries and other operations, net	114	602	7	196	-2,444	-8,264	-15,696
Product development	-261	-422	-333	-359	-237	-251	-206
Other investing activities	-156	12	204	604	-92	-42	-74
Short-term investments	-4,606	-1,392	4,059	-5,745	67	1,654	7,523

Cash flow from investing activities	-5,478	-1,985	3,200	-6,898	-3,564	-7,889	-9,182

Cash flow before financing activities	-1,715	6,559	7,930	5,121	-5,169	-3,669	-4,606

Financing activities
Dividends paid	-188	-8,008	-6	-7	-177	-7,948	—
Other financing activities	4,783	-3,581	-1,026	2,254	241	11,323	572

Cash flow from financing activities	4,595	-11,589	-1,032	2,247	64	3,375	572

Effect of exchange rate changes on cash	127	308	209	315	171	-337	257

Net change in cash	3,007	-4,722	7,107	7,683	-4,934	-631	-3,777

Cash and cash equivalents, beginning of period	30,695	35,417	28,310	20,627	25,561	26,192	29,969

Cash and cash equivalents, end of period	33,702	30,695	35,417	28,310	20,627	25,561	26,192

THIRD QUARTER REPORT

October 20, 2008

Parent Company Income Statement

	Jul - Sep		Jan - Sep
SEK million	2008	2007	2008	2007
Net sales	950	743	4,079	2,453
Cost of sales	-123	-56	-611	-65

Gross income	827	687	3,468	2,388

Operating expenses	-487	-364	-1,708	-1,086
Other operating income and expenses	613	657	1,968	1,800

Operating income	953	980	3,728	3,102

Financial net	9,593	3,918	13,823	10,101

Income after financial items	10,546	4,898	17,551	13,203

Transfers to (-) / from untaxed reserves
Taxes	-405	-355	-1,291	-1,076

Net income	10,141	4,543	16,260	12,127

Parent Company Balance Sheet
SEK million			Sep 30 2008	Dec 31 2007
ASSETS
Fixed assets
Intangible assets			2,700	2,989
Tangible assets			664	443
Financial assets			107,466	106,478

			110,830	109,910

Current assets
Inventories			68	84
Receivables			22,532	28,873
Cash, bank and short-term investments			56,731	45,608

			79,331	74,565

Total assets			190,161	184,475

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity			47,724	47,624
Non-restricted equity			44,575	35,225

			92,299	82,849

Untaxed reserves			1,339	1,339

Provisions			1,069	1,057

Non-current liabilities			48,771	50,457

Current liabilities			46,683	48,773

Total stockholders’ equity, provisions and liabilities			190,161	184,475

Assets pledged as collateral			432	359
Contingent liabilities			12,017	9,650

THIRD QUARTER REPORT

October 20, 2008

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New interpretation (IFRIC), endorsed by the EU

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 is mandatory for the Company’s 2008 financial statements, with retrospective application required. It has not had any impact on the consolidated financial statements since the Company is not buying equity instruments from other parties to satisfy its obligations to its employees.

Renaming of recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering)

The Swedish Financial Accounting Standards Council issues recommendations in relation to matters that are unique for Sweden. These recommendations have from January 1, 2008, been given new names. The content of the renamed recommendations has not been changed.

Reverse split

The Annual General Meeting on April 9, 2008 resolved on a reverse split 1:5 of the Company’s shares. The reverse split has the effect that five shares of series A and five shares of series B, respectively, are consolidated into one share of series A and one share of series B, respectively. Numbers of shares and Earnings per share for comparison periods have been restated accordingly.

Changes in financial reporting structure

Operations related to product area Internet Payment Exchange (IPX) have been transferred from Segment Professional Services to Segment Multimedia as from April 1, 2008. Financial statements for the first quarter 2008 have been restated accordingly. No restate is made for year 2007, as the amounts are not material.

The Parent Company

Recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering), related to the Parent Company have been renamed. The content of the renamed recommendations has not been changed.

THIRD QUARTER REPORT

October 20, 2008

Net Sales by Segment by Quarter

	2008			2007
Isolated quarters, SEK million	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	33,017	33,274	29,992	37,463	28,538	33,666	29,350
Of which Network rollout	4,679	4,776	4,520	6,444	4,002	4,309	3,752
Professional Services	11,750	11,018	10,011	12,134	10,995	10,257	9,516
Of which Managed services	3,458	3,416	3,112	3,318	3,352	2,910	2,592
Multimedia	4,431	4,240	4,172	4,868	4,017	3,650	3,370
Less: Intersegment sales	—	—	—	-5	-5	46	-80

Total	49,198	48,532	44,175	54,460	43,545	47,619	42,156

	2008			2007
Sequential change, percent	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	-1%	11%	-20%	31%	-15%	15%	-25%
Of which Network rollout	-2%	6%	-30%	61%	-7%	15%	-32%
Professional Services	7%	10%	-17%	10%	7%	8%	-10%
Of which Managed services	1%	10%	-6%	-1%	15%	12%	3%
Multimedia	5%	2%	-14%	21%	10%	8%	-26%

Total	1%	10%	-19%	25%	-9%	13%	-22%

	2008			2007
Year over year change, percent	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	16%	-1%	2%	-4%	-2%	7%	5%
Of which Network rollout	17%	11%	20%	16%	14%	26%	-4%
Professional Services	7%	7%	5%	15%	26%	11%	15%
Of which Managed services	3%	17%	20%	32%	50%	21%	11%
Multimedia	10%	16%	24%	7%	31%	6%	19%

Total	13%	2%	5%	0%	6%	6%	7%

	2008			2007
Year to date, SEK million	0809	0806	08031)	0712	0709	0706	0703
Networks	96,283	63,266	29,992	129,017	91,554	63,016	29,350
Of which Network rollout	13,975	9,296	4,520	18,507	12,063	8,061	3,752
Professional Services	32,779	21,029	10,011	42,902	30,768	19,773	9,516
Of which Managed services	9,986	6,528	3,112	12,172	8,854	5,502	2,592
Multimedia	12,843	8,412	4,172	15,905	11,037	7,020	3,370
Less: Intersegment sales	—	—	—	-44	-39	-34	-80

Total	141,905	92,707	44,175	187,780	133,320	89,775	42,156

Year to date, year over year change, percent	2008			2007
	0809	0806	08031)	0712	0709	0706	0703
Networks	5%	0%	2%	1%	3%	6%	5%
Of which Network rollout	16%	15%	20%	13%	11%	10%	-4%
Professional Services	7%	6%	5%	16%	17%	13%	15%
Of which Managed services	13%	19%	20%	28%	27%	16%	11%
Multimedia	16%	20%	24%	14%	18%	12%	19%

Total	6%	3%	5%	4%	6%	6%	7%

1)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

THIRD QUARTER REPORT

October 20, 2008

Operating Income by Segment by Quarter

	2008			2007
Isolated quarters, SEK million	Q3	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	2,454	1,803	1,945	3,836	2,256	6,396	4,910
Professional Services	1,509	1,337	1,274	1,792	1,682	1,515	1,405
Multimedia	9	-172	-509	-439	42	-11	273
Phones	-142	24	895	2,286	1,737	1,464	1,621
Unallocated 1)	-171	-103	-108	129	-81	-109	-58

Total	3,659	2,889	3,497	7,604	5,636	9,255	8,151

	2008			2007
Year to date, SEK million	0809	0806	08032)	0712	0709	0706	0703
Networks	6,202	3,748	1,945	17,398	13,562	11,306	4,910
Professional Services	4,120	2,611	1,274	6,394	4,602	2,920	1,405
Multimedia	-672	-681	-509	-135	304	262	273
Phones	777	919	895	7,108	4,822	3,085	1,621
Unallocated 1)	-382	-211	-108	-119	-248	-167	-58

Total	10,045	6,386	3,497	30,646	23,042	17,406	8,151

1) “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2) First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2008			2007
	Q3	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	7%	5%	7%	10%	8%	19%	17%
Professional Services	13%	12%	13%	15%	15%	15%	15%
Multimedia	0%	-4%	-12%	-9%	1%	0%	8%

Total	7%	6%	8%	14%	13%	19%	19%

As percentage of net sales, Year to date	2008			2007
	0809	0806	08032)	0712	0709	0706	0703
Networks	6%	6%	7%	13%	15%	18%	17%
Professional Services	13%	12%	13%	15%	15%	15%	15%
Multimedia	-5%	-8%	-12%	-1%	3%	4%	8%

Total	7%	7%	8%	16%	17%	19%	19%

Calculation not applicable for segment Phones and Unallocated.
2) First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Number of Employees

	2008			2007
Year to Date	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	41,800	42,000	42,100	41,500	40,300	39,600	38,050
Central & Eastern Europe, Middle East & Africa	8,350	8,000	7,700	7,350	6,850	6,200	6,600
Asia Pacific	14,100	13,700	13,450	13,100	12,350	11,650	11,000
Latin America	7,450	6,600	6,250	6,550	6,000	5,050	4,600
North America	5,650	5,500	5,500	5,500	5,450	5,000	4,900

Total	77,350	75,800	75,000	74,000	70,950	67,500	65,150

1) Of which Sweden	20,250	20,250	20,200	19,800	19,450	19,300	18,900

THIRD QUARTER REPORT

October 20, 2008

EBITDA by Segment by Quarter

	2008			2007
Isolated quarters, SEK million	Q3	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	3,628	3,510	3,690	5,767	3,846	8,183	6,643
Professional Services	1,811	1,589	1,480	1,988	1,828	1,689	1,494
Multimedia	403	400	-246	-159	260	167	314
Phones	-142	24	895	2,286	1,737	1,464	1,621
Unallocated 3)	-171	-103	-108	129	-81	-109	-58

Total	5,529	5,420	5,711	10,011	7,590	11,394	10,014

	2008			2007
Year to date, SEK million	0809	0806	08032)	0712	0709	0706	0703
Networks	10,828	7,200	3,690	24,439	18,672	14,826	6,643
Professional Services	4,880	3,069	1,480	6,999	5,011	3,183	1,494
Multimedia	557	154	-246	582	741	481	314
Phones	777	919	895	7,108	4,822	3,085	1,621
Unallocated 3)	-382	-211	-108	-119	-248	-167	-58

Total	16,660	11,131	5,711	39,009	28,998	21,408	10,014

1)       Second quarter 2008 for Multimedia is effected by SEK 156 m. due to changed allocation of capitalized development expenses.

2)        First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

3)       “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2008			2007
	Q3	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	11%	11%	12%	15%	13%	24%	23%
Professional Services	15%	14%	15%	16%	17%	16%	16%
Multimedia	9%	9%	-6%	-3%	6%	5%	9%

Total	11%	11%	13%	18%	17%	24%	24%

As percentage of net sales, Year to date	2008			2007
	0809	08061)	08032)	0712	0709	0706	0703
Networks	11%	11%	12%	19%	20%	24%	23%
Professional Services	15%	15%	15%	16%	16%	16%	16%
Multimedia	4%	2%	-6%	4%	7%	7%	9%

Total	12%	12%	13%	21%	22%	24%	24%

Calculation not applicable for segment Phones and Unallocated.

1)       Second quarter 2008 for Multimedia is effected by SEK 156 m. due to changed allocation of capitalized development expenses.

2)        First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Restructuring costs by Quarter

	2008
Isolated quarters, SEK million	Q3	Q2	Q1
Networks	-1,330	-1,519	-692
Professional Services	-374	-170	-88
Multimedia	-141	-138	-10
Phones	-165	—	—
Unallocated	-8	—	—

Total	-2,018	-1,827	-790

	2008
Year to Date, SEK million	0809	0806	0803
Networks	-3,541	-2,211	-692
Professional Services	-632	-258	-88
Multimedia	-289	-148	-10
Phones	-165	—	—
Unallocated	-8	—	—

Total	-4,635	-2,617	-790

No restructuring charges recognized during 2007.

THIRD QUARTER REPORT

October 20, 2008

Net Sales by Market Area by Quarter

	2008			2007
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	11,629	12,125	11,681	15,396	12,341	12,440	12,508
Central & Eastern Europe, Middle East & Africa	13,069	11,253	11,123	14,256	11,957	11,468	10,980
Asia Pacific	14,114	15,785	12,908	13,734	12,027	16,616	12,252
Latin America	6,083	4,956	4,154	6,750	4,240	4,083	3,310
North America	4,303	4,413	4,309	4,324	2,980	3,012	3,106

Total 2)	49,198	48,532	44,175	54,460	43,545	47,619	42,156

1) Of which Sweden	2,191	2,308	1,993	2,453	1,946	2,055	1,941
2) Of which EU	13,059	13,427	12,744	17,575	13,643	13,977	13,783

	2008			2007
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-4%	4%	-24%	25%	-1%	-1%	-27%
Central & Eastern Europe, Middle East & Africa	16%	1%	-22%	19%	4%	4%	-23%
Asia Pacific	-11%	22%	-6%	14%	-28%	36%	-12%
Latin America	23%	19%	-38%	59%	4%	23%	-31%
North America	-2%	2%	0%	45%	-1%	-3%	-22%

Total 2)	1%	10%	-19%	25%	-9%	13%	-22%

1) Of which Sweden	-5%	16%	-19%	26%	-5%	6%	-15%
2) Of which EU	-3%	5%	-27%	29%	-2%	1%	-26%

	2008			2007
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-6%	-3%	-7%	-10%	6%	-3%	9%
Central & Eastern Europe, Middle East & Africa	9%	-2%	1%	-1%	10%	-3%	16%
Asia Pacific	17%	-5%	5%	-2%	3%	32%	26%
Latin America	43%	21%	25%	41%	1%	7%	-9%
North America	44%	47%	39%	9%	3%	-19%	-41%

Total 2)	13%	2%	5%	0%	6%	6%	7%

1) Of which Sweden	13%	12%	3%	7%	3%	2%	19%
2) Of which EU	-4%	-4%	-8%	-6%	5%	-6%	11%

	2008			2007
Year to date, SEK million	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	35,435	23,806	11,681	52,685	37,289	24,948	12,508
Central & Eastern Europe, Middle East & Africa	35,445	22,376	11,123	48,661	34,405	22,448	10,980
Asia Pacific	42,807	28,693	12,908	54,629	40,895	28,868	12,252
Latin America	15,193	9,110	4,154	18,383	11,633	7,393	3,310
North America	13,025	8,722	4,309	13,422	9,098	6,118	3,106

Total 2)	141,905	92,707	44,175	187,780	133,320	89,775	42,156

1) Of which Sweden	6,492	4,301	1,993	8,395	5,942	3,996	1,941
2) Of which EU	39,230	26,171	12,744	58,978	41,403	27,760	13,783

	2008			2007
Year to date, year-over-year change, percent	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	-5%	-5%	-7%	-1%	4%	2%	9%
Central & Eastern Europe, Middle East & Africa	3%	0%	1%	5%	7%	6%	16%
Asia Pacific	5%	-1%	5%	14%	21%	29%	26%
Latin America	31%	23%	25%	12%	0%	-1%	-9%
North America	43%	43%	39%	-15%	-24%	-32%	-41%

Total 2)	6%	3%	5%	4%	6%	6%	7%

1) Of which Sweden	9%	8%	3%	8%	8%	10%	19%
2) Of which EU	-5%	-6%	-8%	0%	3%	2%	11%

THIRD QUARTER REPORT

October 20, 2008

External Net Sales by Market Area by Segment

SEK, million Jul - Sep 2008	Networks	Professional Services	Multimedia	Total
Western Europe	5,664	4,285	1,680	11,629
Central & Eastern Europe, Middle East & Africa	9,313	2,411	1,345	13,069
Asia Pacific	10,822	2,518	774	14,114
Latin America	4,456	1,303	324	6,083
North America	2,762	1,233	308	4,303

Total	33,017	11,750	4,431	49,198

Share of Total	67%	24%	9%	100%

SEK, million Year to date 2008	Networks	Professional Services	Multimedia	Total
Western Europe	17,028	13,020	5,387	35,435
Central & Eastern Europe, Middle East & Africa	25,648	6,331	3,466	35,445
Asia Pacific	33,805	6,794	2,208	42,807
Latin America	10,711	3,540	942	15,193
North America	9,091	3,094	840	13,025

Total	96,283	32,779	12,843	141,905

Share of Total	68%	23%	9%	100%

First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Top 15 Markets in Sales

Market	Year to date Share of total sales	Q3 Share of iso. total sales
India	7%	8%
United States	7%	8%
China	7%	5%
Italy	5%	4%
Sweden	5%	4%
Indonesia	4%	5%
Brazil	4%	5%
Spain	4%	3%
United Kingdom	3%	3%
Japan	2%	2%
Germany	2%	2%
Canada	2%	1%
Nigeria	2%	2%
Australia	2%	2%
Russian Federation	2%	2%

THIRD QUARTER REPORT

October 20, 2008

Transactions with Sony Ericsson Mobile Communications

	2008			2007
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,470	1,271	1,547	1,930	1,242	1,411	1,160
Purchases from Sony Ericsson	19	20	170	39	11	232	51
Receivables from Sony Ericsson	952	927	1,097	932	132	178	116
Liabilities to Sony Ericsson	237	186	330	204	1,357	2,464	3,720
Dividends from Sony Ericsson	1,407	—	2,220	—	1,388	2,561	—
Provisions

	2008			2007
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,106	10,056	9,726	10,357	11,675	12,291	13,882
Additions	3,418	2,724	2,019	1,710	874	1,056	1,519
Utilization/Cash out	-1,595	-1,343	-781	-1,215	-1,341	-1,276	-2,476
Reversal of excess amounts	-117	-244	-622	-1,401	-668	-1,006	-675
Reclassification, translation difference and other	183	-87	-286	275	-183	610	41

Closing balance	12,995	11,106	10,056	9,726	10,357	11,675	12,291

	2008			2007
Year to date, SEK million	0809	0806	0803	0712	0709	0706	0703
Opening balance	9,726	9,726	9,726	13,882	13,882	13,882	13,882
Additions	8,161	4,743	2,019	5,159	3,449	2,575	1,519
Utilization/Cash out	-3,719	-2,124	-781	-6,308	-5,093	-3,752	-2,476
Reversal of excess amounts	-983	-866	-622	-3,750	-2,349	-1,681	-675
Reclassification, translation difference and other	-190	-373	-286	743	468	651	41

Closing balance	12,995	11,106	10,056	9,726	10,357	11,675	12,291

THIRD QUARTER REPORT

October 20, 2008

Other Information

	Jul - Sep		Jan - Sep		Jan - Dec 2007
	2008	2007	2008	2007
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,246	3,226	3,246	3,226	3,226
of which A-shares (million)	262	262	262	262	262
of which B-shares (million)	2,984	2,964	2,984	2,964	2,964
Number of treasury shares, end of period (million)	62	48	62	48	46
Number of shares outstanding, basic, end of period (million)	3,184	3,179	3,184	3,179	3,180
Numbers of shares outstanding, diluted, end of period (million)	3,202	3,194	3,202	3,194	3,195
Average number of treasury shares (million)	56	48	48	49	48
Average number of shares outstanding, basic (million)	3,184	3,179	3,182	3,178	3,178
Average number of shares outstanding, diluted (million)2)	3,201	3,194	3,200	3,193	3,193
Earnings per share, basic (SEK)	0.89	1.25	2.32	5.10	6.87
Earnings per share, diluted (SEK)2)	0.89	1.24	2.31	5.07	6.84

Ratios
Equity ratio, percent	—	—	51.6%	56.4%	55.1%
Capital turnover (times)	1.2	1.1	1.1	1.2	1.2
Trade receivable turnover (times)	3.3	3.1	3.1	3.3	3.4
Inventory turnover (times)	4.5	4.5	4.6	4.5	5.2
Return on equity, percent	8.6%	12.4%	7.3%	17.3%	17.2%
Return on capital employed, percent	11.5%	15.0%	9.7%	21.2%	20.9%
Days Sales Outstanding	—	—	115	115	102
Payable days	56	54	57	59	57
Payment readiness, end of period	—	—	74,255	51,580	64,678
Payment readiness, as percentage of sales	—	—	39.2%	29.0%	34.4%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.45	9.22	9.24
- closing rate	—	—	9.79	9.21	9.45
SEK / USD - average rate	—	—	6.23	6.84	6.74
- closing rate	—	—	6.84	6.49	6.43

Other
Additions to property, plant and equipment	997	871	2,836	2,663	4,319
of which in Sweden	316	247	1,112	884	1,250

Additions to capitalized development expenses	261	237	1,016	694	1,053
Capitalization of development expenses, net	-18	-372	-986	-1,042	-1,334

Depreciation, amortization and impairment losses
Development expenses	279	609	2,002	1,736	2,387
Property, plant and equipment and other intangible assets	1,593	1,344	4,613	4,220	5,976

Total	1,872	1,953	6,615	5,956	8,363

Export sales from Sweden	26,160	23,956	78,596	73,087	102,486

1)	Reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ericsson Planning Assumptions for Year 2008

Research and development expenses

We estimate R&D expenses for the full year to be at about the same runrate level as in the second half of 2007. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes restructuring. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2008 to be around 28%.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2008, remaining at roughly two percent of sales.

Utilization of provisions

Expected utilization of provisions for year 2008 is stated in the Annual report, note C18.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 20, 2008